Delisting Determination,The Nasdaq Stock Market, LLC,
May 7, 2009, SemGroup Energy Partners, L.P. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of SemGroup Energy Partners, L.P.
(the Company), effective at the opening of the trading session on May 18, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule 5250(c)(1). (Rule 5250(c)(1) was enumerated as Marketplace
Rule 4310(c)(14) at the time of the determination.)
The Company was notified of the Staffs determination on August 19, 2008. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel issued a decision on November 21, 2008, which granted the Company an exception until February 17, 2009. The Company did not regain compliance by February 17, 2009 and on February 18, 2009 the Panel notified the Company that it did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rule: 5250(c)(1).
Trading in the Companys securities was suspended on February 20, 2009. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing
Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on April 6, 2009.